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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lpath, Inc.
(Exact name of registrant as specified in its charter)

Neighborhood Connections, Inc., 3118 West Parkwood Avenue, Pmb 111, Webster, TX 77598 (Former name and former address, if changed since last report)
Nevada (State or other jurisdiction of incorporation)
0-50344 (Commission File Number)	16-1630142 (I.R.S. employer identification No.)
6335 Ferris Square Suite A San Diego, CA 92121 (858) 678-0800 (Address and Telephone Number of Registrant)

Wesley J. Paul, Esq.
Eilenberg & Krause, LLP
11 East 44th Street, 17th Floor
New York, NY 10013
Tel: (201) 936-1038
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, $0.001 par value
(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

December 6, 2005

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

        This notification ("Information Statement") is furnished by the Board of Directors (the "Board") of Lpath, Inc. (formerly known as Neighborhood Connections, Inc.) (the "Registrant", the "Company", "we," "us" or "our") pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, to inform the stockholders of the Company that on November 30, 2005, we completed the acquisition of Lpath Therapeutics Inc. ("Lpath") pursuant to the Agreement and Plan of Reorganization, dated as of July 15, 2005, by and among the Registrant, Neighborhood Connections Acquisition Corporation, a Nevada corporation ("Neighborhood Sub") and Lpath (the "Agreement").

        This Information Statement is required because at the time of the closing of the merger pursuant to the Agreement on November 30, 2005, the number of our directors was increased from one member to five. Immediately after the consummation of the merger, Ruth Selmon, who was our sole director at the time, appointed Scott Pancoast to the Board of Directors to fill one of the new vacancies and then on December 2, 2005 Ms. Selmon resigned from the Board. Effective ten days after the date this Information is mailed to you, Mr. Pancoast will appoint Roger Sabbadini, Ph.D. and John Lyon to fill two of the four vacancies on the Board. The two remaining vacancies will be filled upon finding suitable candidates. On December 2, 2005, Ms. Selmon, who was our sole officer prior to the merger, resigned as President, Secretary and all of the other offices she held with the Company.

Principal Terms of the Reverse Acquisition and Plan of Merger

        Under the Agreement, we completed the acquisition of Lpath through a reverse triangular merger in which Neighborhood Sub, our wholly owned subsidiary formed solely for the purpose of facilitating the merger, merged with and into Lpath. Lpath is the surviving corporation in the merger and, as a result, is now our wholly owned subsidiary. We acquired Lpath in exchange for 22,023,921 restricted shares of our Class A common stock issued to the Lpath stockholders. In connection with the merger, the outstanding common stock purchase warrants and stock options to purchase a total of 11,637,657 shares of Lpath's common stock were cancelled and exchanged for warrants and stock options to purchase the same number of shares of our Class A common stock at the same exercise prices and otherwise on the same terms as the Lpath stock options and warrants that were cancelled.

        The transaction contemplated by the Agreement is intended to be a "tax-free" reorganization pursuant to the provisions of Section 351 and 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

        On December 5, 2005, pursuant to the Agreement, we repurchased of 4,920,000 shares of Class A common stock from Ruth Selmon for $10,000, which shares were cancelled from our treasury. After such repurchase, 1,500,000 shares of our Class A Common Stock that were issued and outstanding immediately prior to the merger remain outstanding after the merger. These shares represent approximately 6.4% of the our Class A common stock outstanding as of the date of this Information Statement. As a result of the completion of the merger and the repurchase of Ms. Selmon's shares, the stockholders of Lpath now own approximately 93.6% of our Class A common stock outstanding as of the date of this Information Statement.

        All shares of capital stock held in the treasuries of Lpath immediately prior to the effectiveness of the merger were automatically canceled and extinguished without any conversion thereof and no payment was made with respect to treasury shares of Lpath.

        For accounting purposes, this transaction is being accounted for as a reverse merger, since the stockholders of Lpath own a majority of our issued and outstanding shares of Class A common stock, and the directors and executive officers of Lpath will become our directors and executive officers.

        On November 29, 2005, our Board of Directors and stockholders amended our Articles of Incorporation by written consent to change our name to Lpath Inc. This amendment was filed with the Nevada Secretary of State on December 1, 2005.

CHANGE OF CONTROL

        On November 30, 2005, we issued 22,023,921shares of our Class A common stock to all of the holders of Lpath's outstanding shares of common stock and on December 5, 2005, pursuant to the Agreement, we repurchased of 4,920,000 shares of Class A common stock from Ruth Selmon for $10,000, which shares were cancelled from our treasury. As a result, the former shareholders of Lpath now own approximately 93.6% of our Class A common stock as of the date of this Information Statement. The Agreement, the merger and the other transactions contemplated by the Agreement were each approved by a written consent of the Lpath stockholders owning a majority of the outstanding voting capital stock of Lpath. Under Nevada law, no approval of the merger by our stockholders was required and such approval was not sought by us.

        At the time of the merger pursuant to the Agreement on November 30, 2005, the number of our directors was increased from one member to five. Immediately after the consummation of the merger, Ruth Selmon, who was our sole director at the time, appointed Scott Pancoast to the Board of Directors to fill one of the new vacancies and then on December 2, 2005 Ms. Selmon resigned from the Board. Effective ten days after the date this Information Statement is mailed to you, Mr. Pancoast will appoint Roger Sabbadini, Ph.D. and John Lyon to fill two of the four vacancies on the Board. The two remaining vacancies will be filled upon finding suitable candidates. On December 2, 2005, Ms. Selmon, who was our sole officer prior to the merger, resigned as President, Secretary and all of the other offices she held with the Company, and Mr. Pancoast became President, Chief Executive Officer and Secretary. On December 5, 2005, Mr. Pancoast, our sole director, elected the following persons as officers: Roger A. Sabbadini, Ph.D. as Chief Scientific Officer, Bill Garland, Ph.D. as Vice President, Research and Development and Gary Atkinson as Vice President and Chief Financial Officer.

        No agreements exist among present or former controlling stockholders of Lpath and their associates with respect to the election of our directors.

VOTING SECURITIES

        As of the date of this Information Statement, we had 23,523,921shares of our Class A common stock common stock issued and outstanding. For matters requiring stockholder action, each holder of Class A common stock is entitled to cast one vote, in person or by proxy, for each share of Class A common stock held.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Security Owner ship of Beneficial Owners and Management

        The following table sets forth information on the beneficial ownership of our Class A common stock by executive officers and directors, as well as stockholders who are known by us to own beneficially more than 5% of our Class A common stock, as of December 5, 2005. Except as listed below, the address of all owners listed is c/o Lpath, Inc., 6335 Ferris Square, Suite A, San Diego, CA 92121.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)
Donald Swortwood Western States Investment Group 6335 Ferris Square, Ste A, San Diego, CA 92121	5,522,200	(3)	16.8%
Letitia Swortwood Western States Investment Group 6335 Ferris Square, Ste A, San Diego, CA 92121	5,522,200	(4)	16.8%
Roaring Fork Capital SBIC, L.P. 800 East Prentice Ave., Ste 745 Greenwood Village, CO 80111	3,120,000	(5)	9.5%
Johnson & Johnson Development Corp. One Johnson & Johnson Plz New Brunswick, NJ 08933	2,012,544	(6)	6.1%
E. Jeffrey Peierls(7) 73 S. Holman Way Golden CO 80401	2,000,000	(7)	6.1%
Scott Pancoast President, Chief Executive Officer, Secretary and Director	344,687	(8)	1.0%
Roger A. Sabbadini, Ph.D. Founder, Chief Scientific Officer, and Designated Director	1,071,875	(9)	3.3%
John Lyon Designated Director	108,958	(10)	*
Bill Garland, Ph.D. Vice President, Research and Development	183,708	(11)	*
Gary Atkinson Vice President and Chief Financial Officer	-0-		*
All directors and executive officers as a group (five persons)	1,709,228		5.2%

From time to time, the number of our shares held in the "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our common stock outstanding.

(1)
A person is considered to beneficially own any shares: (i) over which the person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2)
Shares of our Class A common stock underlying warrants and stock options that are exercisable as of December 5, 2005 or within 60 days of December 5, 2005 are considered outstanding for purposes of computing the percentage shown but are not considered outstanding for any other purpose. As of December 5, 2005, there were 23,523,921 shares of our Class A common stock outstanding and 9,336,538 shares underlying warrants and stock options that are exercisable or that will become exercisable within 60 days of December 5, 2005.

(3)
Includes 866,085 shares of Class A common stock issuable upon the exercise of warrants.

(4)
Includes 866,085 shares of Class A common stock issuable upon the exercise of warrants.

(5)
Includes 1,207,500 shares of Class A common stock issuable upon the exercise of warrants.

(6)
Includes 566,468 shares of Class A common stock issuable upon the exercise of warrants.

(7)
Includes 750,000 shares of Class A common stock issuable upon the exercise of warrants. Mr. E. Jeffrey Peierls has voting and investment control over the shares of Class A common stock held by The Peierls Foundation, Inc., The Ethel Peierls Charitable Lead Unitrust and Brian E. Peierls. Mr. E. Jeffrey Peierls is the brother of Mr. Brian Peierls.

(8)
Includes 31,250 shares of Class A common stock issuable upon the exercise of warrants and 250,937 shares of Class A common stock issuable upon the exercise of outstanding options.

(9)
Includes 271,875 shares of Class A common stock issuable upon the exercise of outstanding options.

(10)
Includes 108,958 shares of Class A common stock issuable upon the exercise of outstanding options.

(11)
Includes 183,708 shares of Class A common stock issuable upon the exercise of outstanding options.

DIRECTORS AND EXECUTIVE OFFICERS

        Set forth below is information regarding directors (excluding those directors that have resigned as identified above and the Designated Directors identified below) and the executive officers of the Company:

        The name, age and business experience of each of our directors and executive officers as of the date of this report are shown below.

Scott Pancoast (Age 47)
 Chief Executive Officer, President and Director
Since 1994, Mr. Pancoast has been the managing partner of Western States Investment Corporation ("WSIC"), a private San Diego VC fund with $30 million to $100 million under management, depending on the time period. He has invested most of the fund's capital in early-stage life science companies and has played a critical role in the evolution of them all, including the role of CEO or interim CEO for six of them. He has been a member of the board of directors for over 15 companies, including two public companies. Prior to joining WSIC, he started-up and ran the Midwest division of a $300 million (in revenues) publicly traded company. He also served as Chairman/President of the San

Diego Venture Group during the late 1990s. Mr. Pancoast serves on the board of iVow, Inc.
[NASDAQ: IVOW] and on eight private-company boards other than Lpath. He graduated summa cum laude from the University of Virginia and was an honors graduate from the Harvard Business School.

Roger A. Sabbadini, Ph.D. (Age 58)
 Scientific Founder, Chief Scientific Officer, and Designated Director
Dr. Sabbadini has been interested in the role of sphingolipid second messengers in disease, including cancer, inflammation and heart disease for the past 15 years. Dr. Sabbadini has been a professor of Biology at San Diego State University for over 27 years and is the founder of three biotechnology companies incubated out of San Diego State University. Dr. Sabbadini's lab is focused on developing novel therapeutics for the treatment of sphingolipid-related diseases. Dr. Sabbadini is a Charter Member of the SDSU Molecular Biology Institute and a Charter Member of the SDSU Heart Institute. He serves on one other private-company board.

Bill Garland, Ph.D. (Age 60)
 Vice President, Research and Development
Dr. Garland has 27 years' experience in the pharmaceutical industry, 17 of which were primarily in pre-clinical development, discovery support, and clinical pharmacology. Dr. Garland is knowledgeable in all phases of drug development, from discovery to post-marketing. He has technical expertise in pharmacokinetics, drug metabolism, medicinal chemistry, regulatory science, and bioanalytical chemistry.

Gary Atkinson (Age 53)
 Vice President and Chief Financial Officer
Mr. Atkinson has more than 20 years of financial management experience. Prior to joining Lpath, Mr. Atkinson served, from 2001 to 2005 as Senior Vice President and Chief Financial Officer at Quorex Pharmaceuticals, Inc., a drug discovery company. From 2000 to 2001 he was Vice President and Chief Financial Officer at Situs Corporation, a drug delivery company. Prior to that, from 1995 to 2000, Mr. Atkinson served as Vice President of Finance at Isis Pharmaceuticals, a publicly held pharmaceutical research and development company. He began his career with Ernst & Young and holds a B.S. from Brigham Young University.

Designated Directors

        The Designated Directors listed below have each consented to act as a director of the Company. After they are appointed to the Board, the Designated Directors along with Mr. Pancoast, our current director, will constitute all of the members of the Board. We will fill the two remaining vacancies on the Board upon finding suitable candidates.

Roger A. Sabbadini, Ph.D. (Age 58)
 Scientific Founder, Chief Scientific Officer, and Designated Director
See biography above in the section entitled "Directors and Executive Officers"

John Lyon (Age 59)
 Designated Director
Mr. Lyon is President and Chief Executive Officer of Leptos Biomedical, Inc., an early-stage medical device company. Previously, Mr. Lyon co-founded Vista Medical Technologies, Inc. (now IVOW, Inc.) in July 1993 and served as President from July 1993 until February 2005, as Chief Executive Officer from December 1996 until March 2005 and as a Director since July 1995. Prior to IVOW, Mr. Lyon served with Cooper Companies from January 1991 to January 1993, initially as President of the International Division and subsequently as President of Cooper Surgical. Mr. Lyon is serves on the board of iVOW, Inc. [NASDAQ: IVOW] and is also a board member of one private company other than Lpath. Mr. Lyon holds a B.A. from the University of Durham, United Kingdom.

CORPORATE GOVERNANCE

  The Board

        During the fiscal year ended December 31, 2004 our Board consisted of one member. Our Board currently has four vacancies created when our Board was expanded to five members immediately prior to the merger. The Designated Directors will assume office and fill those vacancies on the tenth day after this Information Statement is mailed to you. This step will be accomplished by written consent of the sole Director appointing the Designated Directors to fill the current vacancies on the Board of Directors. In accordance with the Nevada General Corporation Law and the Company's Certificate of Incorporation and Bylaws, the Company's business and affairs are managed under the direction of the Board.

  Meetings of the Board

        The Company's Board consisted of one director during the fiscal year ended December 31, 2004, and no Board meetings were held and all resolutions were adopted by unanimous written consent.

Committees of the Board

        Because we currently have only one director, we do not have an audit committee, compensation committee or a nominating committee. Such functions are carried out by the Board. We expect that after the Designated Directors are appointed to the Board, the entire Board will continue to perform the functions and duties of the audit, compensation and nominating committees. Currently one of our designated directors meets the definition of independence under the rules of the National Association of Securities Dealers, Inc.

        Until we form a compensation committee, the entire Board of Directors will make recommendations concerning executive salaries and incentive compensation for employees of the Company and will administer our stock option plans.

        Until we form an audit committee, the entire Board will

  •
  Be responsible for the appointment, review and discharge of our independent auditors.

  •
  Review the results and scope of the audit and other services provided by our independent certified public accountants, as well as our accounting principles and our system of internal controls,

  •
  Report the results of their review to management and recommend that our audited consolidated financial statements be included in our Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

        Until we form a separate Nominating Committee, the entire Board will be responsible for the process of nominating directors.

Director Nominations

        The Board considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management. The Board also considers shareholder recommendations for director nominees that are properly received in accordance with the Company's Bylaws and applicable rules and regulations of the SEC.

        The Board determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered. Minimum criteria for director nominees have not yet been established by the Board.

        The Board initially evaluates a prospective nominee on the basis of his or her resume and other background information that has been made available to the Board. A member of the Board will contact for further review those candidates who the Board believes are qualified, who may fulfill a specific Board need and who would otherwise best make a contribution to the Board. On the basis of information learned during this process, the Board of Directors determines which nominee(s) to submit for election. The Board of Directors uses the same process for evaluating all nominees, regardless of the original source of the nomination.

        We have not yet adopted a procedure for stockholders to bring a nomination for a director candidate before a shareholders meeting. We expect to adopt such a procedure prior to our next annual meeting.

  Policy Regarding Director Attendance at Annual Meetings

        We have not had any annual meetings of stockholders because all stockholder action has been by written consent of our major stockholder who owned, prior to the merger, 77.8% of the outstanding shares of our Class A common stock. We expect to adopt a policy regarding director attendance at annual stockholders meetings prior to our next annual meeting of stockholders.

  Stockholder Communications with the Board

        The Board of Directors has implemented a process by which shareholders may send written communications to the Board's attention. Shareholders of the Company may send written communications to the Board of Directors or any individual director by sending such communications addressed to the Lpath Inc. Inc. Board of Directors c/o Lpath Inc. Corporate Secretary, 6335 Ferris Square, Suite A, San Diego, CA 92121. All such communications will be compiled by the Secretary and submitted to the Board or individual director on a periodic basis.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

        The following table summarizes the compensation that we paid to our Chief Executive Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2004. We refer to these officers in this prospectus as our named executive officers. No other executive officer received salary and bonus compensation from us in excess of $100,000 in the year ended December 31, 2004.

Summary Compensation Table

SUMMARY COMPENSATION TABLE

Long Term Compensation Awards
Annual Compensation
Name and Principal Position				Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)
Ruth Selmon President and Chief Executive Officer	2004 2003 2002	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

*
Resigned as an officer on December 2, 2005

STOCK OPTIONS

Option Grants in Last Fiscal Year

        During the year ended December 31, 2004, we did not have any stock option plan in place

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        During the year ended December 31, 2004, we did not have any stock option plan in place and, therefore, there were no outstanding options. On November 29, 2005, our sole director and our stockholders, each by written consent, adopted and approved a 2005 Stock Option/Stock Issuance Plan covering up to 4,340,000 shares of our Class A common stock. No options, restricted stock or other awards have been granted under the 2005 Plan. In connection with the merger, the outstanding stock options to purchase a total of 3,521,800 shares of Lpath's common stock were cancelled and exchanged for stock options to purchase the same number of shares of our Class A common stock at the same exercise prices and otherwise on the same terms as the Lpath stock options that were cancelled.

EXECUTIVE EMPLOYMENT CONTRACTS

        We do not currently have any employment agreements with any of our current or former officers and have not had any agreements since September 18, 2002. We plan to enter into an employment agreement with Scott Pancoast pursuant to which Mr. Pancoast will be entitled to one year's compensation and benefits and accelerated vesting of all his unvested stock options in the event his employment with us is terminated for any reason except "good cause." During the year ending December 31, 2006, we anticipate we will enter into employment agreements with Dr. Sabbadini, Dr. Garland, and Mr. Atkinson.

EQUITY COMPENSATION PLAN INFORMATION

        During the year ended December 31, 2004, we did not have any stock option plan in place and, therefore, there were no outstanding options. On November 29, 2005, our sole director and our stockholders, each by written consent, adopted and approved a 2005 Stock Option/Stock Issuance Plan covering up to 4,340,000 shares of our Class A common stock. No options, restricted stock or other awards have been granted under the 2005 Plan. However, in connection with the merger, the outstanding stock options to purchase a total of 3,521,800 shares of Lpath's common stock were cancelled and exchanged for stock options to purchase the same number of shares of our Class A common stock at the same exercise prices and otherwise on the same terms as the Lpath stock options that were cancelled.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors, as well as persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These persons are also required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such forms received by us or written representations from certain reporting persons, except as described below, we believe that during 2004 all applicable filing requirements were complied with by our executive officers and directors. Ms. Ruth Selmon failed to timely file a Form 3 when she became our officer and director in March 2004 as a result of our merger with JCG, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Scott Pancoast, our President, Chief Executive Officer and Secretary and a member of our board of directors, has been the President and Chief Executive Officer of Lpath since March 2005. He has continued to serve as the Executive Vice President of Western States Investment Corporation ("WSIC"), which is co-owned by two of our major stockholders. WSIC charges Lpath for a portion of Mr. Pancoast's compensation and benefits, based on the proportion of his time committed to Lpath matters. From March 1, 2005 through October 31, 2005, Lpath has paid WSIC $69,120 for Mr. Pancoast's services. Lpath anticipates that in January 2006, Mr. Pancoast will become our direct employee.

        In August 2005, our subsidiary Lpath entered into a five-year facilities lease for office space. A portion of the facility is subleased to WSIC. The terms of such sublease, in general, mirror the terms of Lpath's direct lease; however, WSIC has the right to terminate the sublease should Lpath be purchased by or merged into another company (not including the merger under the Agreement with us).

        In order to secure lease terms acceptable to the Company on its office lease, the landlord required that WSIC provide a guaranty on the Company's lease. In consideration for entering this guaranty, the Company issued to WSIC a warrant to purchase 588,000 shares of Lpath common stock at a price of $0.80 per share until May 30, 2007.

        E. Gregg Pancoast, the Business Manager of our Lpath subsidiary, is the brother of Scott Pancoast, our President and the President and Chief Executive Officer of Lpath. Mr. Gregg Pancoast has been employed by Lpath as a consultant since December, 2004 and as an employee since February 2005.

        Mr. Gary Atkinson was appointed Vice President and Chief Financial Officer of Lpath on October 26, 2005. Mr. Atkinson is directly employed by Lpath, but will spend up to 30% of his time working on projects related to WSIC, for which Lpath will charge WSIC.

*******

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
OR REQUIRED.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lpath, Inc. (Registrant)

Date: December 6, 2005	By:	/s/ SCOTT PANCOAST Scott Pancoast President and Chief Executive Officer

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Summary Compensation Table
SUMMARY COMPENSATION TABLE
THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.
SIGNATURES